THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6023

October 25, 2012

EDGAR CORRESPONDENCE

Kathy L. Churko

Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re:	Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Churko:

We are responding to the SEC Staff’s comments regarding Post-Effective Amendment No. 255 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series IMS Capital Value Fund, IMS Strategic Income Fund, and IMS Dividend Growth Fund (each a “Fund” and collectively the “Funds”). As requested, Tandy reps are attached as Schedule 1 to this letter.

A.	Responses to SEC Staff Comments Regarding the Funds’ Prospectus

1.	Comment

In each Fund’s “Summary Section,” under the heading “Principal Investment Strategies,” please confirm why borrowing is listed as a principal investment strategy for each Fund despite this section indicating that none of the Funds are expected to borrow in excess of 5% of its total assets.

Response

For each Fund, we have removed borrowing from the Item 4 “Principal Investment Strategies,” and retained it in Item 9.

2.	Comment

In IMS Strategic Income Fund’s “Summary Section,” under the heading “Principal Investment Strategies,” please confirm why the Fund describes itself as “non-diversified” while it appears to be operating as a diversified company. If the Fund intends to operate as a diversified company, please edit the relevant disclosure in its prospectus and statement of additional information (“SAI”) to reflect this.

Response

The investment adviser to IMS Strategic Income Fund has confirmed to us that it is operating the Fund as a diversified company. In addition, the Fund’s investment adviser has confirmed to us that it will continue to operate the Fund as a diversified company, and will not operate the Fund as a non-diversified company without shareholder approval. We have modified the applicable prospectus and SAI disclosure to reflect that the Fund is now a diversified company.

3.	Comment

For IMS Strategic Income Fund, based on the SEC Staff’s position that funds with a portfolio turnover rate greater than 100% should include additional turnover risk disclosure, please supplement the “Portfolio Turnover Risk” bullet point under the heading “Summary Section—Principal Risks” to include the possible negative impact of high turnover on taxes and Fund performance.

Response

We revised this disclosure as follows:

Portfolio Turnover Risk. The Fund may, at times, have a portfolio turnover rate that is higher than other income funds. A higher portfolio turnover would result in correspondingly greater brokerage commission expenses and may result in the distribution to shareholders of additional capital gains for tax purposes. These factors may negatively affect the Fund’s performance.

4.	Comment

In IMS Strategic Income Fund’s “Summary Section,” under the heading “Principal Risks,” please confirm that the “Dividend Strategy Risk” factor is appropriate, given that the Fund’s latest annual report indicates that the common stocks represent less than 8% of the Fund’s net assets as of June 30, 2012.

Response

We believe that disclosing “Dividend Strategy Risk” as a principal risk factor is appropriate, given the Fund’s strategy of investing in dividend paying stocks and the Fund’s practice of investing in these stocks. While common stocks represented less than 8% of the Fund’s net assets as of its June 30, 2012 annual report, common stocks represented over 27% of the Fund’s net assets as of its December 31, 2011 semi-annual report.

B.	Responses to SEC Staff Comments regarding the Funds’ SAI

1.	Comment

Please fill in the blanks in the table that appears in the “Fund Services” section of the Funds’ SAI.

Response

We have filled in these blanks.

* * * * *

We trust that our proposed changes are responsive to the Staff’s comments. Attached hereto is a Tandy representation. Please contact me at (314) 552-6023 with any questions or comments. We appreciate your assistance in meeting the Fund’s target effective date of October 29, 2012.

Sincerely,

THOMPSON COBURN LLP

By: /s/ Jonathan Van Duren

Schedule 1

Unified Series Trust

2960 N. Meridian Street

Indianapolis, Indiana 46208

In connection with Post-Effective Amendment No. 255 (“PEA 255”) to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series IMS Capital Value Fund, IMS Strategic Income Fund, and IMS Dividend Growth Fund (each a “Fund” and collectively the “Funds”), the undersigned officer of the Trust, on behalf of the Funds, hereby states as follows:

1.	Each Fund acknowledges that all disclosures in PEA 255 about the Fund are the responsibility of the Fund;

2.	Each Fund acknowledges that, by declaring the PEA 255 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Fund from its responsibility for the disclosures included therein; and

3.	The Trust and each Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor the Fund will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By:	/s/ John C. Swhear
Interim President